UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 27, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $438,000 Buffered Super TrackSM Notes due December 28, 2018 Linked to the Performance of the S&P 500® Index

•                  $240,000 Buffered Digital Plus Notes due December 28, 2018 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $26,181,000 Buffered Digital Russell 2000® Index -Linked Global Medium-Term Notes, Series A, due 2015

•                  $478,000 Callable Contingent Payment Notes due December 27, 2018 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  US$14,033,000 Step-Up Fixed Rate Callable Notes due December 27, 2023

•                  US$2,000,000 Callable Leveraged Steepener Notes Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate due December 27, 2028

•                  $3,310,000 Contingent Income Auto-Callable Securities due December 29 2016  with Step-Up Redemption Threshold Level Feature Based on the Performance of the Common Stock of Ford Motor Company

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: December 27, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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